AB 3/3

SECU 08026407 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YYY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSTON CORPORATE FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 LOWDER BROOK DRIVE
(No. and Street)

WESTWOOD	MA	02090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD ADAMS — 781-320-3200 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE, SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

SEC Mail Processing Section
FEB 27 2008
Washington, DC
101

FOR OFFICAL USE ONLY

PROCESSED
MAR 1 2 2008
THOMSON FINANCIAL

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, BRADFORD ADAMS ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOSTON CORPORATE FINANCE, INC. , as of DECEMBER 31 , 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Bradford A. Adams
Signature

VICE PRESIDENT
Title

Candace T. Lyons
Notary Public
Candace T. Lyons

CANDACE T. LYONS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 11, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTON CORPORATE FINANCE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Boston Corporate Finance, Inc.

We have audited the accompanying statement of financial condition of Boston Corporate Finance, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Corporate Finance, Inc. as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
January 9, 2008

BOSTON CORPORATE FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$	129,310
Accounts receivable		214,457
Property and equipment, at cost, less accumulated depreciation of $109,868		104,715
Other assets		101,744
	$	550,226

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	75,263
Deferred income taxes payable		138,279
		213,542
Stockholders' equity:		
Preferred stock, $ .01 par value, 200,000 shares authorized, 200,000 shares issued and outstanding		200,000
Common stock, no par value, 2,000,000 shares authorized, 1,267,073 shares issued and outstanding		137,971
Retained earnings		461,055
Less 200,000 shares of preferred stock in treasury, at cost		(400,000)
Less 248,165 shares of common stock in treasury, at cost		(62,342)
Total stockholders' equity		336,684
	$	550,226

The accompanying notes are an integral part of these financial statements.

BOSTON CORPORATE FINANCE, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2007

Revenues:	
Investment banking and consulting	$ 2,474,653
Other income	299,258
	2,773,911
Expenses:	
Employee compensation and benefits	2,112,611
Communications and data processing	51,091
Occupancy	100,340
Other expenses	594,507
	2,858,549
Loss before income taxes	(84,638)
Provision for income taxes (benefit)	(9,778)
Net loss	$ (74,860)

The accompanying notes are an integral part of these financial statements.

BOSTON CORPORATE FINANCE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2007

	Preferred Stock	Common Stock	Retained Earnings	Preferred Treasury Stock	Common Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2007	$ 200,000	$ 137,971	$ 535,915	$ -	$ -	$ 873,886
Net loss			(74,860)	-	-	(74,860)
Purchase of stock				(400,000)	(62,342)	(462,342)
Balance, December 31, 2007	$ 200,000	$ 137,971	$ 461,055	$ (400,000)	$ (62,342)	$ 336,684

The accompanying notes are an integral part of these financial statements

BOSTON CORPORATE FINANCE, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net loss	$ (74,860)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	38,300
Decrease in accounts receivable	256,252
Decrease in securities owned	172,100
Increase in other assets	(61,216)
Increase in accounts payable, accrued expenses	15,363
Decrease in income taxes payable and deferred taxes	(190,119)
Total adjustments	230,680
Net cash provided by operating activities	155,820
Cash flows from investing activities	
Purchase of property and equipment	(34,428)
Cash flows from financing activities	
Purchase of common stock for treasury	(62,342)
Purchase of preferred stock for treasury	(400,000)
	(462,342)
Decrease in cash	(340,950)
Cash at January 1, 2007	470,260
Cash at December 31, 2007	$ 129,310

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was a broker-dealer registered with the Securities and Exchange Commission (SEC) and was a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company ceased operations as an independent entity on December 31, 2007. Effective December 31, 2007, the Company merged with TM Capital Corp. (Successor Company) and will become a branch office.

Investment Banking and Consulting

Fees are earned from advisory services including merger-and-acquisition advisory services, private placements of debt and equities, public offering planning services and financial restructuring advisory services. Investment banking management fees are generated primarily from monthly retainer payments and success fees which are paid in cash upon the successful completion of a transaction.

Securities

The Company values its investments in securities for which there is no ready market, at fair value as determined by management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of circumstances in the future that cannot be reasonably determined. Because of the inherent uncertainty of valuation, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be materially higher or lower.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to income as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the accelerated method over the estimated useful lives of the assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and for net operating loss and tax credit carryforwards measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Advertising

The Company expenses advertising costs as they are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates

NOTE 2 - PROPERTY AND EQUIPMENT

Major classifications of property and equipment are as follows:

Computer equipment	$ 80,769
Furniture, fixtures and equipment	67,586
Leasehold improvements	66,228
	214,583
Less: Accumulated depreciation	109,868
	$ 104,715

Depreciation expense for the fiscal year ending December 31, 2007 was $38,300.

NOTE 3 - NET CAPITAL

The Company was subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $54,047, which was $49,047 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.95 to 1.

NOTE 4 - LONG TERM LEASES

Office

The Company conducted its operations from offices that were leased at $7,785 per month. Rent expense for the year ended December 31, 2007 was $93,420. Future minimum lease payments for this non-cancelable operating lease at December 31, 2007 are as follows.

Year ended December 31,	
2008	$ 93,420
2009	93,420
2010	93,420
2011	89,528
	$369,788

Equipment

During 2006, the Company entered into a non-cancelable operating lease for equipment. The lease has monthly payments of $2,067 through June 2010.

Minimum annual payments under the lease as of December 31, 2007 are as follows.

Year ended December 31,	
2008	$ 24,804
2009	24,804
2010	12,402
	$ 62,010

BOSTON CORPORATE FINANCE, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2007

NOTE 5 - INCOME TAXES

Deferred income taxes are provided for temporary differences existing in the recognition of income and expenses for tax and financial statement purposes.

Income tax expense (benefit) consisted of the following:

Taxes currently payable:	
Federal	$ 44,973
State	18,567
Total	63,540
Deferred tax expense (benefit)	
Federal	(47,899)
State	(25,419)
Total	(73,318)
Income tax expense	$ (9,778)

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 7 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan which covers substantially all employees who meet minimum age and service requirements. Funding of the profit sharing aspect of the plan is discretionary. The Company has elected to make a profit sharing contribution of $46,475 for 2007.

NOTE 8 - ADDITIONAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 253,345

BOSTON CORPORATE FINANCE, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2007

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Boston Corporate Finance, Inc.

We have audited the accompanying financial statements of Boston Corporate Finance, Inc. for the year ended December 31, 2007, and have issued our report thereon dated January 9, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC
Norwood, Massachusetts
January 9, 2008

SCHEDULE I

BOSTON CORPORATE FINANCE, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

AGGREGATE INDEBTEDNESS:		
Accounts payable, accrued expenses	$ 75,263	
Deferred income taxes payable	138,279	
TOTAL AGGREGATE INDEBTEDNESS	$ 213,542	
NET CAPITAL		
Preferred stock		$ 200,000
Common stock		137,971
Retained earnings		461,055
Treasury stock		(462,342)
		$ 336,684
ADJUSTMENTS TO NET CAPITAL		
Deferred income taxes relating to accounts receivable		138,279
Accounts receivable		(214,457)
Property and equipment		(104,715)
Other assets		(101,744)
Net Capital, as defined		$ 54,047
NET CAPITAL REQUIREMENT		5,000
NET CAPITAL		$ 49,047
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.95 to 1

Reconciliation with Company's computation of net capital

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ (159,326)
Net audit adjustments	22,133
Decrease in non-allowables and haircuts	191,240
Net Capital per above	$ 54,047

SCHEDULE II

BOSTON CORPORATE FINANCE, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

Boston Corporate Finance, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@ Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Boston Corporate Finance, Inc.

In planning and performing our audit of the financial statements of Boston Corporate Finance, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry Liberfarb, PC

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 9, 2008

END